Exhibit 99.69

Bitzero Holdings Inc. Breaks Ground on Phase I Development at Giga-scale Finland Site

With a Nearly 100-Hectare Potential Plot Size, the Kokemäki Site has a capacity of up to 1GW, Powered by Clean, Low-Carbon Energy

VANCOUVER, BC – December 2, 2025—Bitzero Holdings Inc. (CSE: BITZ.U), (“Bitzero” or the “Company”), the Company focused on sustainable Blockchain and High-Performance Computing data centers, today announced it has begun Phase I development at its nearly 100-hectare data center site in Kokemäki, Finland. 15-hectares of the site have been acquired with the remaining under option for future expansion.

Once online, the Phase I infrastructure will provide Bitzero with access to the initial power load required to carry out operations. With a total planned capacity of 1GW, the Kokemäki site is on track to be one of the largest standalone giga-scale facilities in Europe, powered entirely by a diversified mix of hydro-electric, nuclear, solar and wind energy.

“This site provides the space and power capacity we need to achieve our aggressive growth plans and deliver green compute power at scale, including the ability to host large, hyperscale AI, cloud and Bitcoin workloads,” said Bitzero’s President and CEO Mohammed Bakhashwain.

The Finland site, first acquired in January 2025, is poised to be Bitzero’s single largest data center campus. It leverages the cold-weather climate to enhance efficiency through lower operating temperatures, reduced cooling demand and lower energy consumption.

“Unlike most competitors, Bitzero’s asset-first model is a rare competitive advantage that drives efficiency and scalability, backed by real assets and resources,” said high-profile Bitzero investor and world-renowned venture capitalist Kevin O’Leary. “Because they own the infrastructure and aren’t dependent on leases or oversaturated power grids, Bitzero is more agile, profitable and better positioned for long-term value.”

In addition to the Kokemäki site, Bitzero has secured three other data center locations in the Scandinavian and North American regions. To learn more about the company’s sustainable cryptocurrency and HPC operations, visit www.bitzero.com.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Holdings Inc. now has four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

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Bitzero Investor Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Press Contact

Shannon Tucker

bitzero@nextpr.com

Forward-Looking Information Disclaimer

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the Company’s development plans, expected capacity and timing for the Kokemäki site, anticipated sources of energy, future expansion, growth strategies, and the potential extension or renewal of service agreements. Forward-looking information is based on management’s current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied herein. These risks and uncertainties include, but are not limited to, regulatory approvals, availability of financing, construction and operational risks, market conditions, and other factors beyond the Company’s control. Readers are cautioned not to place undue reliance on forward-looking information. The Company undertakes no obligation to update or revise any forward-looking information, except as required by law.